UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 3, 2009

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive
Westford, Massachusetts   01886
(Address of Principal Executive Offices)   (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers

Fiscal 2008 Cash Bonuses

On March 3, 2009, the Compensation Committee of the Board of Directors ("Compensation Committee") of Kadant Inc. (the "Company") determined fiscal 2008 cash incentive bonuses for the following executive officers of the Company (the "named executive officers") for their performance during fiscal 2008: William A. Rainville, Chairman and Chief Executive Officer, $872,100; Thomas M. O'Brien, Executive Vice President and Chief Financial Officer, $185,200; Edward J. Sindoni, Executive Vice President and Chief Operating Officer, $185,200; Jonathan W. Painter, Executive Vice President, $125,000; and Eric T. Langevin, Senior Vice President, $143,100.

The Compensation Committee determined the bonus amounts using performance measures previously established in accordance with the Company's stockholder-approved cash incentive plan. For 2008, the performance measures related to corporate financial measures of return on shareholders' equity and growth in adjusted earnings per share of the Company's continuing operations and divisional performance measures of operating income growth relative to net operating assets and return on net assets. In addition, the Compensation Committee exercised its discretion to award a portion of Mr. Painter's bonus based on subjective criteria.

2008 Restricted Stock Unit Awards – Adjustments for 2008 Performance

On March 3, 2009, the Compensation Committee also determined the level of achievement of the performance goals that had been established for the performance-based restricted stock unit awards ("RSUs") awarded to named executive officers on March 3, 2008. The RSUs provided for an adjustment of between 50% and 150% of the target RSU award based on whether actual EBITDA from continuing operations for the twelve-month period ended January 3, 2009 (as defined in the RSU agreement) was between 80% and 115% of the EBITDA target. The Compensation Committee determined that the actual EBITDA from continuing operations for the measurement period equaled 81% of the EBITDA target, resulting in an adjustment to the target RSUs by 51% in each case.

As a result, upon vesting of the RSU award, each named executive officer will be entitled to receive the number of shares of the Company's common stock set forth opposite his name below:

Name	Number of Shares Deliverable Upon Vesting of RSU's
William A. Rainville	20,400
Thomas M. O'Brien	6,630
Edward J. Sindoni	6,630
Jonathan W. Painter	3,315
Eric T. Langevin	3,315

In all other respects, the RSU awards were unchanged.

Fiscal 2009 Base Salaries

On March 3, 2009, the Compensation Committee determined to freeze the base salaries for the named executive officers at 2008 salary levels. The Compensation Committee retained the discretion to approve changes in the base salaries during 2009 should circumstances warrant.

Cash Incentive Plan – 2009 Awards

On March 3, 2009, the Compensation Committee granted 2009 awards under the Company's stockholder-approved cash incentive plan to executive officers, including named executive officers. In accordance with the cash incentive plan, the Compensation Committee determined that the 2009 fiscal year would be the performance period applicable to these awards. In addition, the Compensation Committee established performance goals to be used to calculate the final awards, which are based on corporate financial measures of return on shareholders' equity and adjusted earnings per share from continuing operations and divisional performance measures of operating income growth relative to net assets and return on net assets. In making awards, the Compensation Committee established reference or target amounts to which the performance measures would be applied, for the following executive officers: Mr. Rainville - $800,000; Mr. Sindoni - $175,000; Mr. O'Brien - $175,000; Mr. Painter - $125,000; and Mr. Langevin - $125,000. After the conclusion of the performance period, the Compensation Committee will determine the level of achievement of the performance goals, measured against a pre-established scale, to yield a bonus factor that will be applied to the reference bonus to determine the final bonus award payable to each executive officer.

2009 Restricted Stock Unit Awards

On March 3, 2009, the Compensation Committee awarded restricted stock units ("RSUs") to executive officers under the Company's 2006 equity incentive plan. Each RSU represents the right to receive one share of the Company's common stock upon vesting. The RSUs will cliff vest in their entirety on the last day of the Company's 2011 fiscal year, provided that certain performance requirements are met and the executive officer remains employed by the Company through the vesting date. The performance-based element of the RSU requires the Company to meet specified targets for earnings from continuing operations before interest, taxes, depreciation and amortization ("EBITDA") for the 2009 fiscal year. The RSUs provide for an adjustment of between 50% and 150% of the target RSU award based on whether actual EBITDA for the 2009 fiscal year is between 50% and 115% of the EBITDA target. If the actual EBITDA is below 50% of the target EBITDA for the 2009 fiscal year, all RSUs will be forfeited.

KADANT INC.

The number of RSUs awarded ("Target RSUs") to the following executive officers, which includes the named executive officers, and the maximum number of shares that may be delivered upon vesting of the RSUs assuming 115% of the EBITDA target is met or exceeded, are as follows:

Name	Target RSU's	Maximum Number of Shares Deliverable Upon Vesting of RSU's
William A. Rainville	40,000	60,000
Edward J. Sindoni	13,000	19,500
Thomas M. O'Brien	13,000	19,500
Jonathan W. Painter	6,500	9,750
Eric T. Langevin	6,500	9,750

The agreement evidencing these RSU awards provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. If the executive officer dies or is disabled prior to the vesting date, then a ratable portion of the RSUs will vest. In the event of a change in control prior to the end of the 2009 fiscal year, the target number of RSUs will vest. If the change in control occurs after the end of the 2009 fiscal year, the named executive officer will receive the number of shares deliverable upon vesting of the RSUs based on the achievement of the performance goal, as stated in the RSU award agreement.

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: March 9, 2009   By   /s/ Thomas M. O'Brien
                                                 Thomas M. O'Brien
                                                 Executive Vice President and
                                                    Chief Financial Officer